

October 3, 2013

Via E-mail
Mr. John E. Geller, Jr.
Chief Financial Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd.
Orlando, FL 32821

      Re: Marriott Vacations Worldwide Corporation
      Form 10-K for the fiscal year ended December 28, 2012
      Filed February 22, 2013
      File No. 1-35219

Dear Mr. Geller:

We have reviewed your response letter filed on September 16, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 28, 2012

Financial Statements

4. Financial Instruments, page F-25

1. We have reviewed your response to comment number 1. Please disclose in future filings whether management uses any bright lines in assessing the criteria currently disclosed to determine whether the notes receivable are eligible or not eligible for securitization and what those bright lines are.

<u>16. Impairment Charges, page F-40</u>

2. We have reviewed your response to comment number 2. Please disclose in future filings the segment from which you transferred the undeveloped and partially developed land and the amount of the impairment that would have been recorded in that segment if the transfer had not occurred.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief